UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.06 par value

(Title of Class of Securities)

150602605

(CUSIP Number)

Ewing Morris & Co. Investment Partners Ltd.

1407 Yonge Street, Suite 500

Toronto, Ontario M4T 1Y7

with a copy to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS-RE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		579,022
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

579,022
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

579,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS OPPORTUNITIES GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		244,306
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

244,306
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

244,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS SMALL CAP GENPAR LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		46,119
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

46,119
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

BROADVIEW DARK HORSE GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,013
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,013
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS GENPAR HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

EWING MORRIS & CO. INVESTMENT PARTNERS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,103,277
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,103,277
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

CO

11

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

JOHN EWING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 150602605

1	NAME OF REPORTING PERSON

DARCY MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,103,277
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,103,277
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,103,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 150602605

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2 (a) and (d) - (f) are hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ewing Morris-RE LP, a Canadian limited partnership (“Ewing Morris”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ewing Morris-RE GP Inc., a Canadian corporation (“Ewing Morris GP”), as the general partner of Ewing Morris;
(iii)	Ewing Morris Opportunities Fund LP, a Canadian limited partnership (“EM Opportunities”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ewing Morris Opportunities GenPar Ltd., a Canadian limited company (“EM Opportunities GP”), as the general partner of EM Opportunities;
(v)	Ewing Morris Small Cap Fund LP, a Canadian limited partnership (“EM Small Cap”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ewing Morris Small Cap GenPar Ltd., a Canadian limited company (“EM Small Cap GP”), as the general partner of EM Small Cap;
(vii)	Broadview Dark Horse LP, a Canadian limited partnership (“Dark Horse”), with respect to the Shares directly and beneficially owned by it;
(viii)	Broadview Dark Horse GP Inc., a Canadian corporation (“Dark Horse GP”), as the general partner of Dark Horse;
(ix)	Ewing Morris GenPar Holdings Ltd., a Canadian limited company (“EM Holdings”), as the sole stockholder of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP and Dark Horse GP;
(x)	Ewing Morris & Co. Investment Partners Ltd. (“Ewing Morris”), as the investment manager of each of EM Opportunities, EM Small Cap, Dark Horse and EM RE and certain separately managed accounts (the “Ewing Morris Accounts”);
(xi)	John Ewing, as Co-President and Chief Investment Officer of EM Partners; and
(xii)	Darcy Morris, as Co-President and Chief Executive Officer of EM Partners and as a member of the Board of Directors of the Issuer (the “Board”).
14

CUSIP No. 150602605

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 on Schedule 13D, filed on February 26, 2021.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment and principal business address of the executive officers and directors of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP, Dark Horse GP, EM Holdings and EM Partners. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of the persons listed on Schedule A is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 14, 2022, the Reporting Persons and the Issuer entered into an Amended and Restated Cooperation Agreement (the “Amended and Restated Cooperation Agreement”) with respect to the deadline for the Issuer to hold the 2022 annual meeting of stockholders (the “2022 Annual Meeting”) and related matters. The Reporting Persons and the Issuer previously entered into a Cooperation Agreement, dated April 28, 2021 (the “Cooperation Agreement”), as described in the Reporting Persons’ Amendment No. 1 filed on April 30, 2021. The following description of the Amended and Restated Cooperation Agreement is qualified in its entirety by reference to the Amended and Restated Cooperation Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Terms that are not otherwise defined herein have the meanings ascribed to them in the Amended and Restated Cooperation Agreement.

The Cooperation Agreement provided that the Issuer would agree to hold the 2022 Annual Meeting no later than the first anniversary of the 2021 Annual Meeting, which is June 3, 2022. The Amended and Restated Cooperation Agreement provides that the Issuer will hold the 2022 Annual Meeting no later than November 30, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,660,585 Shares outstanding as of October 29, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

15

CUSIP No. 150602605

A.	Ewing Morris
(a)	As of the close of business on January 19, 2022, Ewing Morris beneficially owned 579,022 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 579,022
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 579,022
4. Shared power to dispose or direct the disposition: 0

B.	Ewing Morris GP
(a)	Ewing Morris GP, as the general partner of Ewing Morris, may be deemed the beneficial owner of the 579,022 Shares owned by Ewing Morris.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 579,022
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 579,022
4. Shared power to dispose or direct the disposition: 0
C.	EM Opportunities
(a)	As of the close of business on January 19, 2022, EM Opportunities beneficially owned 244,306 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 244,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 244,306
4. Shared power to dispose or direct the disposition: 0

D.	EM Opportunities GP
(a)	EM Opportunities GP, as the general partner of EM Opportunities, may be deemed the beneficial owner of the 244,306 Shares owned by EM Opportunities.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 244,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 244,306
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 150602605

E.	EM Small Cap
(a)	As of the close of business on January 19, 2022, EM Small Cap beneficially owned 46,119 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,119
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,119
4. Shared power to dispose or direct the disposition: 0

F.	EM Small Cap GP
(a)	EM Small Cap GP, as the general partner of EM Small Cap, may be deemed the beneficial owner of the 46,119 Shares owned by EM Small Cap.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 46,119
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,119
4. Shared power to dispose or direct the disposition: 0

G.	Dark Horse
(a)	As of the close of business on January 19, 2022, Dark Horse beneficially owned 116,013 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 116,013
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,013
4. Shared power to dispose or direct the disposition: 0

H.	Dark Horse GP
(a)	Dark Horse GP, as the general partner of Dark Horse, may be deemed the beneficial owner of the 116,013 Shares owned by Dark Horse.

Percentage: Less than 1%

(c)	1. Sole power to vote or direct vote: 116,013
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,013
4. Shared power to dispose or direct the disposition: 0
17

CUSIP No. 150602605

I.	EM Holdings
(a)	EM Holdings, as the sole stockholder of Ewing Morris GP, EM Opportunities GP, EM Small Cap GP and Dark Horse GP, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap and (iv) 116,013 Shares owned by Dark Horse.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,103,277
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,103,277
4. Shared power to dispose or direct the disposition: 0

J.	EM Partners
(a)	As of the close of business on January 19, 2022, 117,817 Shares were held in the Ewing Morris Accounts. Ewing Morris, as the investment manager of Ewing Morris, EM Opportunities, EM Small Cap, Dark Horse and the Ewing Morris Accounts, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 1,103,277
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,103,277
4. Shared power to dispose or direct the disposition: 0

K.	Mr. Ewing
(a)	Mr. Ewing, as Co-President and Chief Investment Officer of EM Partners, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,277
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,277

L.	Mr. Morris
(a)	Mr. Morris, as Co-President and Chief Executive Officer of EM Partners, may be deemed the beneficial owner of the (i) 579,022 Shares owned by Ewing Morris, (ii) 244,306 Shares owned by EM Opportunities, (iii) 46,119 Shares owned by EM Small Cap, (iv) 116,013 Shares owned by Dark Horse and (v) 117,817 Shares held in the Ewing Morris Accounts.
18

CUSIP No. 150602605

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,103,277
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,103,277

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

(c)	Not applicable.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 14, 2022, the Reporting Persons and the Issuer entered into the Amended and Restated Cooperation Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1       Amended and Restated Cooperation Agreement, dated January 14, 2022, by and among Cedar Realty Trust, Inc., Ewing Morris-RE LP, Ewing Morris-RE GP Inc., Ewing Morris Opportunities Fund LP, Ewing Morris Opportunities GenPar Ltd., Ewing Morris Small Cap Fund LP, Ewing Morris Small Cap GenPar Ltd., Broadview Dark Horse LP, Broadview Dark Horse GP Inc., Ewing Morris GenPar Holdings Ltd., Ewing Morris & Co. Investment Partners Ltd., John Ewing and Darcy D. Morris.

19

CUSIP No. 150602605

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022

Ewing Morris-RE LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris-RE GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris Opportunities Fund LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Opportunities GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

20

CUSIP No. 150602605

Ewing Morris Small Cap LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Ewing Morris Small Cap GenPar Ltd.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Broadview Dark Horse LP

By:	Ewing Morris & Co. Investment Partners Ltd. Investment Manager

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

Broadview Dark Horse GP Inc.

By:	Ewing Morris GenPar Holdings Ltd. Sole Stockholder

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

Ewing Morris GenPar Holdings Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Director

21

CUSIP No. 150602605

Ewing Morris & Co. Investment Partners Ltd.

By:	/s/ Darcy Morris
	Name:	Darcy Morris
	Title:	Co-President and Chief Executive Officer

/s/ John Ewing
JOHN EWING

/s/ Darcy Morris
DARCY MORRIS

22

CUSIP No. 150602605

SCHEDULE A

Directors and Officers of Ewing Morris & Co. Investment Partners Ltd.1

Name and Position	Principal Occupation	Principal Business Address	Citizenship
John Ewing Director and Officer	Co-President and Chief Investment Officer	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada
Darcy Morris Director and Officer	Co-President and Chief Executive Officer	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada
Anthony Hammill Director	Company Director	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada
Breann Kirincich Director and Officer	Chief Compliance Officer, Chief Operating Officer and Corporate Secretary	1407 Yonge Street, Suite 500 Toronto, Ontario M4T 1Y7	Canada

1 The persons listed herein, other than Mr. Hammill, also comprise the directors and officers of each of Ewing Morris-RE GP Inc., Ewing Morris Opportunities GenPar Ltd., Ewing Morris Small Cap GenPar Ltd., Broadview Dark Horse GP Inc. and Ewing Morris GenPar Holdings Ltd.